Exhibit 99.1

ReneSola Power Reports Second Quarter 2021

Financial Results with Strong Profit

-- Revenue of $18.5 million

-- Fifth consecutive quarter of profitability

-- Net income attributed to ReneSola Ltd. of $7.0 million

Stamford, CT, August 30, 2021 – ReneSola Ltd (“ReneSola Power” or the “Company”) (www.renesolapower.com) (NYSE: SOL), a leading fully integrated solar project developer, today announced its unaudited financial results for the second quarter ended June 30, 2021. ReneSola Power's second quarter 2021 financial results and management commentary can be found by accessing the Company's shareholder letter on the quarterly results page of the Investor Relations section of ReneSola Power's website at: http://ir.renesolapower.com.

ReneSola Power will hold a conference call today to discuss results and to provide an update on the business.

Conference Call Details

ReneSola Power's management will hold a conference call today, August 30, 2021 at 4:30 p.m. U.S. Eastern Time (4:30 a.m. China Standard Time on Tuesday, August 31, 2021) to discuss financial results.

Please register in advance to join the conference call using the link provided below and dial in 10 minutes before the call is scheduled to begin. Conference call access information will be provided upon registration.

Participant Online Registration: http://apac.directeventreg.com/registration/event/2883696

A replay of the conference call may be accessed by phone at the following numbers until September 7, 2021. To access the replay, please reference the conference ID 2883696.

	Phone Number	Toll-Free Number
United States	+1 (646) 254-3697	+1 (855) 452-5696
Hong Kong	+852 3051-2780	+852 8009-63117
Mainland China	+86 (800) 870-0206 +86 (400) 602-2065
Other International	+61 (2) 8199-0299

A webcast of the conference call will be available on the ReneSola Power website at http://ir.renesolapower.com.

About ReneSola Power

ReneSola Power (NYSE: SOL) is a leading global solar project developer and operator. The Company focuses on solar power project development, construction management and project financing services. With local professional teams in more than 10 countries around the world, the business is spread across a number of regions where the solar power project markets are growing rapidly, and can sustain that growth due to improved clarity around government policies. The Company's strategy is to pursue high-margin project development opportunities in these profitable and growing markets; specifically, in the U.S. and Europe, where the Company has a market-leading position in several geographies, including Poland, Hungary, Minnesota and New York.

For investor and media inquiries, please contact:

In the United States:

ReneSola Ltd

Mr. Adam Krop

+1 (347) 577-9055 x115

IR.USA@renesolapower.com

The Blueshirt Group

Mr. Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com

In China:

ReneSola Power

Ms. Ella Li

+86 21 6280-9881x 8004

ir@renesolapower.com

The Blueshirt Group Asia

Mr. Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com